

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2017

Michael J. Loiacono
Chief Financial Officer
Tapimmune Inc.
5 West Forsyth Street; Suite 200
Jacksonville, FL 32202

        Re: TAPIMMUNE INC.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 14, 2017
           Form 10-Q for the Period Ended June 30, 2017
           Filed August 7, 2017
           File No. 001-37939

Dear Mr. Loiacono:

        We have reviewed your September 27, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2017 letter.

Form 10-Q for the period ended June 30, 2017

Notes to Consolidated Financial Statements
Note 6. Research Agreement Obligations, page 8

1.   Please provide the legal opinion from VanDoorne N.V. that supports your view that you have been released from the liabilities related to the Crucell Holland Research License and Option Agreement.

Michael J. Loiacono
Tapimmune Inc.
October 11, 2017
Page 2

You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 with any questions.

Division of Corporation Finance
Office or Healthcare and
Insurance